EXHIBIT 1
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For Immediate Release                                               27 July 2004


                              WPP GROUP PLC ("WPP")

          GroupM to acquire MediaCore Communications Limited in Taiwan

WPP announces that its wholly-owned company, GroupM, the global parent company of WPP's media investment management businesses, has agreed to acquire the entire issued share capital of MediaCore Communications Limited ("MediaCore"), the Taiwan media investment management company. Following the acquisition MediaCore's operation will be combined with WPP's MEC to form MEC:MediaCore.

MEC:MediaCore will be part of a new GroupM structure which will be led by Sandra Yu as Chairwoman GroupM Taiwan (formally CEO of MediaCore). GroupM in Taiwan will also comprise the MindShare, Maxus and Chungl companies.

Founded in 1999 and based in Taipei, MediaCore's clients include Standard Foods Taiwan, Warner Music, Estee Lauder, Tricon, ING and Yahoo Taiwan.

MediaCore employs 36 people and had revenues of US$5.8million for the year ended 31 December 2003 and net assets of US$4.6 million as at the same date.

This investment continues WPP's strategy of developing its networks in important markets and sectors.

For further information, please contact:

Feona McEwan, WPP
T:  +44-20 7408 2204
www.wpp.com


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